Filed by Longview Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp.

Commission File No. 001-39292

Date: January 12, 2021

On January 12, 2021, Butterfly Network, Inc. (“Butterfly”) presented a live webcast at the 39th Annual J.P. Morgan Healthcare Conference and through Butterfly’s website. The webcast included information about Butterfly’s previously announced business combination with Longview Acquisition Corp. The webcast may be accessed on Butterfly's website at www.butterflynetwork.com/investors. A copy of the transcript of the webcast is set forth below.

Disclaimers – Laurent Faracci, Butterfly CEO

Good morning, this is Laurent Faracci, CEO of Butterfly Network.

Thanks for attending our presentation today. I would like to direct you first to some important disclaimers shown on these first few slides, including that during this presentation we make certain forward-looking statements that are subject to risks and uncertainties.

Intro – Laurent Faracci, Butterfly CEO

Starting on Slide 4.

At Butterfly, our mission is clear: democratize medical imaging.

We have launched iQ, the first whole body handheld ultrasound probe using the breakthrough ultrasound on chip technology, together with advanced and intuitive software, harnessing the power of the cloud, of AI and of telemedicine.

We want a Butterfly in the pocket of every physician, in the hands of every nurse and practitioner who needs one, and ultimately in the homes of chronic patients to support their health and wellbeing. Butterfly is anchored on value-based care: better health, lower cost and patient centricity.

We soon expect to become a publicly listed company on the New York Stock Exchange through a merger with Longview Acquisition Corp., a healthcare-focused SPAC led by legendary healthcare investor Larry Robbins. We will use the capital from this transaction, once completed, to execute on the significant growth opportunity in front of us, to revolutionize the imaging market with our Butterfly handheld ultrasound device.

It is an honor to lead this remarkable Company through the next phase of growth.

Next Slide.

Our world class team is bound together by the vision and mission set forth by our inspiring founder, Dr. Jonathan Rothberg.

Dr. Rothberg is a leading scientist and a serial entrepreneur in the life sciences space, best known for his contributions to the field of Genetics and more specifically the introduction of low-cost Next Generation Sequencing technology. Jonathan starts every company he creates with a simple vision; to improve the life of those he loves. For Butterfly, he was inspired by the needs of his daughter, who required regular imaging. It led to the idea of applying leading-edge technology like the semiconductor one or AI to invent affordable, versatile and intuitive imaging for all healthcare practitioners globally.

There is tremendous alignment within our company to fulfill our mission. Butterfly’s societal and commercial goals are closely aligned – growing Butterfly supports better health outcomes at a lower cost to the overall system, driving universal access throughout all populations, while generating strong commercial growth and shareholder values.

All Butterfly private investors are rolling their investment into the public company, locking arms together with the Longview and sophisticated PIPE investors and joining a diverse management team with deep experience in scaling Tech, Healthcare and Consumer Health solutions.

I will now turn it over to Dr. John Martin, our Chief Medical Officer, to give a clinical overview of Butterfly.

Clinical Overview – Dr. John Martin, Butterfly Chief Medical Officer

Thank you Laurent.

Diagnostic imaging is a cornerstone of care delivery. It is critical to clinical decision making and often the key determinant of therapeutic interventions. Of all the various imaging modalities, ultrasound is the fastest growing of the various imaging modalities and has significant versatility and a strong safety profile.

From before you’re born to the later stages of life, across all disease states, ultrasound has clinical utility. However, for more than 50 years, it has used fundamentally the same technology, piezo electric crystals. This has driven the complexity of the devices as well as the expense.  It remains to this day a limited resource often priced out of reach of an individual healthcare professional.  This is the reason that patients and doctors alike wait for imaging studies to be performed at imaging departments or centers, or while carts come to the bedside.  This delay introduces inefficiency, patient dissatisfaction, expense and unfortunately bad outcomes, as often treatment is launched without any clear window into the human body or we wait for diagnostic certainty.

Even worse than delays, ultrasound technology is out of reach for more than half the world in developing populations, and because wealthy countries use it sparingly due to its high cost and low portability, so many of our patients are denied universal access to safe medical imaging.

What if we didn’t have to wait?  What if the ultrasound machine was in the pocket of every doctor, every healthcare worker, everywhere? What if ordering a test was as simple as pulling it out of our pocket, plugging it into the phone, selecting a quick application and performing the study-instantly? Instead of waiting and wondering, we are looking and knowing.  Ultrasound-on-a-chip tackles these limitations head on and makes for the first time in history a hand-held ultrasound personal. This is not theoretical. These are real practical applications changing care delivery today. And it's only growing.

●	We won’t order a chest x-ray to determine if the patient is in heart failure; we will do an ultrasound with our physical exam, give a diuretic immediately and relieve our patients’ shortness of breath much more expeditiously.

●	We won’t rely just on experience to insert a central line or IV; we will guide insertion with Butterfly’s needle viz application, one stick in the best vein, better for the patient, more efficient, better long-term success.

●	We won’t just listen to the heart to hear murmurs and assume their origin; we will image the heart and know which valve is involved, know how good contractility is and expand our knowledge of the patient’s heart instantly.

●	We will only utilize higher end testing when we need it, making care much more cost-effective and efficient.

We are not just changing medicine. We are also changing lives.  I know this personally, because I found my own cancer with this device, it accelerated my care, and I can speak to you today, because of this remarkable invention.

Butterfly is transforming healthcare across the full continuum of care delivery. Whether in the hospital, in the clinic or office, in an ambulance, on the sidelines or training rooms of sporting events, in the far reaches of the globe saving the lives of expecting mothers and ultimately in the home to monitor chronic illnesses, Butterfly iQ has unlimited potential to accelerate clinical decision making improving the lives of the patients we touch.

Join me now in watching Butterfly President Gioel Molinari show you just how easy it is to use Butterfly IQ+, and the breakthrough technology behind The New Image of Health.

Technology – Gioel Molinari, Butterfly President

Demo Video

I'm Gioel Molinari, President of Butterfly.

I'm going to give you a quick tour of Butterfly IQ, to highlight our products' unique versatility, as the world's first and only, whole body ultrasound system.

In addition, I'll show you how Butterfly integrates with EMRs and PACS, to complete the clinical workflow and streamline post exam documentation.

I'll turn to our application. The first thing you'll notice is 20 different clinical presets are available, covering from shallow to deep applications. Traditionally, this would require three different transducers. Now you can do it all in one. From a vascular scan at two or three centimeters, to a much deeper cardiac scan at 16 to 18, it's all covered with Butterfly.

I'll start with the carotid scan. The carotid scan is a simple clinical application that allows us to look for plaque in the vessel, an early indicator of cardiovascular disease. You can see the carotid at the center of the screen, but I'll make it easier to visualize using color doppler, an advanced imaging mode to highlight direction and speed of blood through the vessel and you can see that on screen.

I'll freeze the image. I can measure, capture, and ultimately submit this exam to the patient record. But before I do that, I'm going to show you a couple more examples.

The next application I'll show you will be a volume metric bladder scan. Bladder volume is useful to determine whether catheterization should be performed on a patient, something that is often determined simply by time-based intervals alone. With volume based ultrasound, we can determine whether catheterization should be performed and do it accurately and rapidly.

I'll turn to my application. I'll select the bladder mode and you'll see the shape of the beam has changed to a curvy linear form. In my options, I'll now select the volume calculator and as I set the transducer down on my abdomen, you'll see the region of interest is now highlighted in blue. I'll click the calculate button and without further moving to transducer, the volume of my bladder is calculated as 74 milliliters. In addition, we have a 3d rendering that is useful to check the quality of the scan.

Now that I've completed my examinations, I can finish the clinical workflow documentation using Butterfly's rapid connectivity to EMR and PACS. I can select my patient, from my work list, and then I'll be able to select the appropriate worksheets to cover the examination CPT codes and metadata that I've now performed.

I'll select my carotid exam. I've performed color and B-mode, on the right side, and you can see, I have a CPT code available, which if appropriate, will be added to the exam record.

I can now save this study and submit it either for review, or finalize directly into the patient record.

I hope you enjoyed the presentation and thank you for spending the time.

[End of Demo Video]

Butterfly has created the first complete solution to point of care imaging, combining our ultrasound on a chip devices with mobile and cloud software to make it easy to use and deeply connected. We call this a virtuous cycle because our product gets better over time as the data flowing through the ecosystem is used to improve our AI models, which in turn are released as software updates to our community.

Now let me take you through the three parts of our solution.

The foundation of our platform is our unique Ultrasound-on-a Chip. We have replaced traditional piezo crystal sensors found in legacy ultrasound systems with 9000 micromachined transducers; these are like tiny drums that emit and receive the ultrasound. We make this chip in the same foundries used for cameras and microprocessors and this profound change moves ultrasound from an era of low volume, expensive crystal sensors to massive volume, inexpensive, powerful sensors.

Our devices close the last mile in bringing imaging to where the patient is, but we also had to make ultrasound easy to use and connected, we invested heavily in building the industry’s most complete software ecosystem in two areas:

First, AI tools to automate measurements and help new users become proficient while speeding up their clinical decision making; and second, Butterfly Enterprise, which is the Operating System for point of care ultrasound and connects both butterfly AND 3rd party ultrasound systems for Quality Assurance, EMR Integration, and Fleet Monitoring.

This deep integration between hardware and software is a key attribute that helps distinguish our product.

As you've heard, our top priority is clinical impact at scale. In a Tesla-like fashion we plan not only to innovate on the hardware side, approximately every two years, but also push out monthly software updates to expand the utility of our devices. Recent examples include the launch of Needle Viz and biplane imaging for confident needle placements and much more is soon to come.

So what does this all mean for the future of our products? Let’s take a peek into our roadmap.

We took our first step shipping iQ in late 2018, and in October 2020 we released iQ+, our second-generation handheld. iQ+ improves scanning performance while cutting our manufacturing costs. Over the next five years we plan to continue to drive innovation in our iQ handheld product line and we hope to develop and introduce an even more advanced product that can ultimately be used by patients to self-scan ultrasound images and transfer these images to doctors electronically in real time.

Looking forward, we hope to continue to miniaturize our chip to enable wearable medical imaging for patients, leveraging our technology and manufacturing partnership with TSMC. Our future and the future of medical imaging has never been more exciting.

I will now turn it back over to Laurent Faracci for a Business Overview.

Business Overview – Laurent Faracci, Butterfly CEO

Thank you Gioel.

We are now on Slide 18.

Let me now describe to you our growth strategy, starting with three guiding thoughts:

•	First, we have a very large, $8 billion addressable market, and we are very well positioned to drive adoption;

•	Second, our culture is clinically focused, enabled by technology and customer-centric; and

•	Third, we are aggressively driving adoption and growth both in existing and new channels.

Let’s review the target market first. The functionality and form factor of Butterfly IQ makes it a personal medical device for healthcare practitioners. There are more than 12 million doctors and 28 million nurses and midwives around the world. We will initially target a total of 8 million practitioners.

Beginning in 2023, and subject to the appropriate marketing authorizations, we plan to enter the patient wearables market, representing more than 100 million chronic patients in the US alone, expanding our customer pool beyond medical professionals, to patients as well.

This is not a niche market – but rather, Ultrasound on Chip is set to become the first mass-market solution for medical imaging.

As the world faces a rapidly aging population and the proliferation of chronic diseases, we expect the demand for safe medical imaging to increase significantly in the near future. Our approach is to bring medical imaging to the patient rather than the patient to medical imaging.

And that changes everything, allowing access beyond traditional imaging centers and bringing ultrasound to new care settings, from Primary Care practices to nursing homes, expanding the market potential accordingly.

Our commercial strategy in centered on a customer-centric growth model that we plan to execute at scale:

First, through our ecommerce channel, we engaged early adopters and supplied individual physicians, driving strong customer adoption, and an excellent reputation for Butterfly IQ in more than 20 markets.

Second, this year we launched an enterprise salesforce to engage and scale adoption within large health institutions, many of whom have practitioners already using Butterfly IQ today. Their needs are clear:

●	connectivity with their existing systems and process,

●	enterprise level control,

●	security and reliability,

●	comprehensive training and support.

With a solutions-based approach, we offer attractive economics, integrated workflow software, connectivity and control. We expect these larger customers to drive our scale as well as our profitability up, thanks to a stronger software mix.

We seek partnerships with distributors when their ability to drive penetration in specific segments or geographies exceeds our own. One meaningful example is the work with our Global Health Partners, allowing us to reach more than 20 lower resource countries, where patients are often accessing life-saving medical imaging for the first time.

And, so far, we have been extremely successful with more than 30 000 practitioners equipped and very strong growth and market expansion from Primary Care Doctors to Emergency medicine and Anesthetists or MSK practitioners.

Last, as indicated before, and subject to the appropriate marketing authorizations, we plan to enter the patient wearables market by 2023. We will achieve that by developing specific use cases and adapting our sensor technology to be housed in a safe and comfortable, wearable patch.

Now, to present her own insights into our financial model in the coming years, it is my privilege to introduce our Chief Financial Officer, Stephanie Fielding.

Financials – Stephanie Fielding, Butterfly CFO

Thanks Laurent. As Laurent mentioned, we expect Butterfly will soon become publicly traded through a merger with Longview Acquisition Corp. Longview, which came public in May 2020 and was initially capitalized with $414 million in cash, is a SPAC, or Special Purpose Acquisition Corporation, sponsored by Glenview Capital. We believe Longview is a great partner for Butterfly and we plan to use their knowledge of, and constructive relationships with, the provider, distributor and payor communities to support Butterfly's rapid market penetration.

We entered into a definitive business combination agreement on November 19th, 2020 and have filed our Form S-4 with the SEC. We expect that the merger will close in the first quarter of 2021.

For all the reasons you have heard, Butterfly’s solution is off to a strong commercial start, beginning with individual and small group purchases of the devices by medical professionals. As of November 2020 we have sold over 30,000 devices. In 2021 and 2022 we expect to augment this momentum with significant contributions from enterprise-scale adoption across large healthcare organizations while continuing to seek and serve individual medical practitioners. We anticipate that software sales will grow as a percentage of the mix as we layer recurring revenues upon a growing installed base, providing an increasingly predictable, high margin revenue foundation.

During this same period, we plan to invest heavily in technology and clinical partnerships to develop wearable devices that, if approved, we expect will begin to make a modest revenue contribution in 2023 more so in 2024. Products such as a wearable patch are designed to allow patients who manage chronic conditions to have convenient monitoring in the home, and will likely be powered by our third-generation sensor expected to be introduced in the second half of 2022. Our projections for wearables sales represent an initial step given the sizable market potential, and we plan to commercialize the wearable with the same powerful combination of hardware and software that has made the Butterfly IQ and IQ+ such a value-added solution.

Now that you have visibility into the ways that we drive revenue, I’d like to give you more perspective on the numbers. We expect to build from $44MM revenue in 2020 to $334MM in 2024, which is equivalent to a 66% CAGR.

Beneath the revenue line, Butterfly is expected to transition from negative gross margin in 2020 to positive gross margins exceeding 40% in 2021, driven by the conversion of the semiconductor wafer manufacturer from a developmental fab to a partnership with the largest fab in the world, TSMC. Going forward, we expect gross margins to continue to improve as our mix shifts toward higher margin software sales and as we continue to find efficiencies in our production and supply chain.

By the end of the planning period, we expect to be cash flow positive as well as EBITDA margin positive. In 2021 and 2022, we plan to invest heavily in our hardware and software product portfolios as well as in our sales, sales enablement and go to market strategies. We believe these investments set the foundation for potential future growth. We expect that the capital from this transaction more than covers the planned investments and supports our planned transition to cash flow breakeven and generation, while allowing the potential for additional capital allocation.

We look forward to beginning our long-term journey as a public company in the first quarter of 2021, and we believe we are making the necessary investments today to fuel attractive growth and shareholder value.

As Butterfly prepares to begin its life as a public company, we are well-positioned for future growth:

●	A strong balance sheet at closing, with over $500 million of cash to drive the Company through its investment phase and to expected positive cash flow.

●	Rapid growth, with revenue projected to grow over 66% during the period.

●	A highly recurring revenue base, as software revenue is expected to grow to between 40-50% of total revenues in the back half of the decade, while Butterfly IQ+ users are likely to engage in a hardware replacement cycle every 3-5 years.

I will now turn it back over to Laurent for closing remarks.

Closing – Laurent Faracci, Butterfly CEO

Thank you Stephanie.

Now that you understand the technology, strategy and financials, I want to reiterate why I am so excited about our future:

●	We have the opportunity to revolutionize the large and growing ultrasound market;

●	Our cost and portability increases significantly the number of users and sites to drive both clinical and commercial growth;

●	We are all about innovations, with 700 patents pending or published but also manufacturing steps, more than 1,300, help us with that valuation;

●	We invest in software and commercial ventures, and with Moore’s law, we’re just getting started;

●	We are enabling life saving applications on 6 continents for anyone, rich or poor; and

●	Last, we have a compelling financial model.

As I shared in the beginning of the presentation, our mission is clear: we want Butterfly in the pocket of every physician, in the hands of every nurse and practitioner who needs one, and ultimately in the homes of chronic patients to support their health and well-being.

With capital from the Longview merger, we expect to continue to invest heavily in Butterfly innovations and commercial development to raise the standard of care, empower medical professionals, and improve the efficiency of our large enterprise partners.

Together, we strive to make our window into the body the New Image of Health.

Thank You

Thank you for your interest in Butterfly Network. We welcome you to join us as investors, collaborators and champions of better health. Stay safe, and goodbye.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination between Longview Acquisition Corp. (the “Longview”) and Butterfly Network, Inc. (“Butterfly”) (the “Business Combination”), Longview has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus when available, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of January 15, 2021, the record date established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Longview’s and Butterfly’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview’s and Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (10) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (12) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Butterfly is currently marketing or developing; (14) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (16) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Butterfly’s and the combined company’s financial performance; (18) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview and Butterfly caution that the foregoing list of factors is not exclusive. Longview and Butterfly caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview and Butterfly do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.